SHEARMAN & STERLING

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ABU DHABI
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[redacted]GAPORE
[redacted]KYO
[redacted]RONTO
[redacted]SHINGTON, D.C.

02055082

September 25, 2002

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
OCT 0 2 2002
THOMSON
FINANCIAL

RECD S.E.C.
SEP 2 6 2002
1086

Wanadoo
Information Pursuant to Rule 12g3-2(b)
File No. 82-5150

SUPPL

Dear Sir or Madam,

On behalf of Wanadoo and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed:

i. A press release dated February 20, 2002 announcing Wanadoo's financial results for 2001,
ii. A press release dated April 16, 2002 announcing an intented agreement on sale of MyWeb to Wanadoo,
iii. A press release dated May 13, 2002 announcing Freeserve and NTL Business's agreement to deliver Freeserve Broadband via NTL's cable network,
iv. A press release dated May 16, 2002 announcing an agreement between Wanadoo and On Demand Distribution to offer an online music subscription service,
v. A press release dated July 16, 2002 announcing Wanadoo's first half 2002 results, and
vi. A press release dated July 18, 2002 announcing the acquisition of eresMas.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

dlw 9/30

Please do not hesitate to contact the undersigned (collect) in Paris at 011-33-1-5389-7000 should you have any questions.

Very truly yours,

Sami L. Toutounji

cc: Olivier Fauqueux
Wanadoo

wanadoo

82-5150

RECD S.E.C.
SEP 2 6 2002
1086

Paris, February 20, 2002

Wanadoo Posts Positive EBITDA for 2001 on a proforma basis[1]
Positive EBITDA and unleveraged free cash flow[2] in France
International: Revenues trippled and EBITDA improved on a proforma basis

- Revenues: 1.563 billion euros (+41%)
- Consolidated EBITDA: -64 million euros
- EBITDA on a proforma basis (excluding Freeserve and Indice Multimedia): +29 million euros, compared with –66 million euros for the previous year.
- Consolidated operating loss: -153 million euros
- Consolidated net loss: -193 million euros

Wanadoo's financial results for 2001 show improved profitability from the group's Internet and directories businesses.

Consolidated revenues totaled 1.563 billion euros, up 41 percent over 2000. EBITDA showed a loss of 64 million euros in 2001, compared with a loss of 66 million euros in 2000. The group had a consolidated operating loss of 153 million euros in 2001, compared with an operating loss of 129 million euros in 2000.

On a proforma basis (i.e. excluding Freeserve and Indice Multimedia), Wanadoo had positive EBITDA of 29 million euros for 2001, compared with a loss of 66 million euros in 2000. On a proforma basis Wanadoo had an operating loss of 51 million euros, compared with an operating loss of 129 million euros for 2000. Wanadoo had negative unleveraged free cash flow of 73 million euros in 2001 on a proforma basis, compared with negative unleveraged free cash flow of 162 million euros in 2000.

The structure of Wanadoo's revenue stream continued to evolve in 2001. Internet Access, Portals and E-Merchant businesses now account for 47 percent of consolidated revenues, up from 32 percent for the previous year. Online

[1] Excluding Freeserve and Indice Multimedia consolidated from March 2001 and April 2001 respectively
[2] EBITDA - CAPEX

Press Release

Wanadoo
Groupe France Télécom
Direction de la Communication
Direction de l'information
48 rue Camille Desmoulins
92 130 Issy-les-Moulineaux
Téléphone : 01 44 44 93 93
Télécopie : 01 44 44 80 34
e-mail : dircom@wanadoo.com

businesses within the Directories segment (Minitel and Internet) represented 22 percent of total revenues from Directories in 2001.

Wanadoo tripled its revenues from businesses outside of France in 2001 to 234 million euros, compared with 69 million euros in 2000. International businesses now account for 15 percent of Wanadoo's total consolidated revenues, up from just 6 percent in 2000.

Commenting on these results, Nicolas Dufourcq, Chairman and CEO of Wanadoo, said:

" With revenues up 29 percent and positive EBITDA on a proforma basis for 2001 , Wanadoo has confirmed its position as a leader in the Internet and directories markets in Europe.
Throughout the year Wanadoo demonstrated that the Internet is much more than a passing fashion and that it is penetrating more and more households across Europe every day. Our results for 2001 enable us to project positive EBITDA for full-year 2002. We will continue to focus on the development of broadband solutions, online directories and an ever richer range of useful content and services, particularly by launching fee-based services."

1. Consolidated financial results for 2001

In France Wanadoo generated positive EBITDA of 123 million euros in 2001, up from 35 million euros in 2000. Wanadoo had unleveraged free cash flow (EBITDA-CAPEX) of 42 million euros in France in 2001, versus negative unleveraged free cash flow of 40 million euros in 2000.

This increase in EBITDA and unleveraged free cash flow from operations in France resulted from the combined impact of continuous improvement in the profitability of Internet Access businesses and ongoing growth in EBITDA from Directories businesses.

Outside of France, the EBITDA loss narrowed from 102 million euros in 2000 to a loss of 94 million euros in 2001, excluding Freeserve and Indice Multimedia. Revenues were up 37 percent for the year compared with 2000. The ratio of EBITDA to revenues thus continued to improve for international businesses.

Consolidated net loss amounts to -193 million euros compared to –102 million euros in 2000. Amortization increase by 63 million euros in 2001 compared to 2000, within which 36 million euros come from goodwill amortization. Furthermore, a 35 million euros sale profit was recorded in 2000.

Consolidated statement of income

(in millions of euros)	2001 actual	2001 on a proforma basis (*)	2000 proforma
Revenues	1,563	1,436	1,111
EBITDA (loss)	(64)	29	(66)
of which France	123	123	35
Operating income (loss)	(153)	(51)	(129)
Net income (loss)	(193)	n.m.	(102)
Unleveraged unleveraged free cash flow	-175	-73	-162

(*) excluding Freeserve and Indice Multimedia

2. Breakdown of results by segment
Internet Access, Portals and E-Merchant businesses
Revenues from these businesses increased 99 percent in 2001 to 716 million euros. On a proforma basis (excluding Freeserve), revenues advanced 72 percent. International businesses accounted for 25 percent of revenues from this segment in 2001, compared with 17 percent in 2000.

The number of active customers rose from 2.4 million at December 31, 2000 to 6.1 million at December 31, 2001. All the geographic markets where Wanadoo operates contributed to this growth. The number of subscribers rose from 1.8 million to 3 million in France, from 2 million to 2.2 million in the United Kingdom and from 0.6 million to 0.8 million in other markets in continental Europe (Spain, the Netherlands and Belgium) and Morocco.

On a proforma basis (excluding Freeserve), EBITDA for the Internet Access, Portals and E-Merchant businesses improved from a loss of 285 million euros in 2000 to a loss of 216 million euros in 2001, reflecting the improvement of the profitability of all Internet businesses in France.

Statement of income for Internet Access, Portals and E-Merchant businesses

(in millions of euros)	2001 actual	2001 on a proforma basis (*)	2000 pro forma
Revenues	716	618	360
EBITDA (loss)	(290)	(216)	(285)
of which France	(120)	(120)	(186)
Operating income (loss)	(359)	(277)	(332)
Unleveraged free cash flow	(386)	(306)	(363)

(*) excluding Freeserve

Internet Access

Internet Access continued to enjoy sustained growth in 2001 as revenues jumped 104 percent to 564 million euros. This increase came from growth in the total active customer base in Europe, coupled with favorable evolution in the product mix, thanks in particular to the breakthrough of broadband access services. These services accounted for 9 percent of Wanadoo's total customer base in 2001, compared with 5.8 percent in 2000.

ARPU for access, advertising and e-commerce in France rose by 11 percent to 13.8 euros per month per active subscriber at the end of 2001, up from 12.4 euros at end 2000. Network costs and the average cost of service per active subscriber (call center, billing, back-office, etc.) continued to decline, boosting the profitability of the Internet Access segment in 2001.

Portals

Revenues from the Portals business totaled 115 million euros in 2001, with online advertising generating 48 million euros and content creation 67 million. Audience levels on Wanadoo portals continued to rise in France and the rest of Europe. Wanadoo recorded 1.288 billion page views in December 2001, up from 1.112 billion in September 2001.

e-Merchant

Revenues from the e-Merchant business in 2001 were up 73 percent over 2000 to 37 million euros. Taking advantage of the favorable year-end period for online commerce, Alapage exceeded 200,000 average monthly sales for November and December 2001.

Directories and Business Services

Directories and Business Services recorded sales of 848 million euros in 2001, representing year-to-year growth of 13 percent. On a proforma basis (excluding Indice Multimedia), annual revenue growth was 9 percent.

EBITDA for Directories and Business Services stood at 239 million euros in 2001 versus 226 million euros in 2000. On a proforma basis (excluding Indice Multimedia), EBITDA was up 14 percent.

The EBITDA margin for Pages Jaunes business directories rose from 33.2 percent in 2000 to 36.8 percent in 2001, an advance of over 3.5 percent, following deduction of the effect of restatement of a property leasing agreement.

Statement of income for Directories and Business Services segment*

(in millions of euros)	2001 actual	2001 on a proforma basis (**)	2000 pro forma
Revenues	848	818	751
EBITDA	239	257	226
Operating income	219	238	210
Unleveraged free cash flow	225	246	208

(*) Business services activities were sold to France Telecom e-business in January 2002 (see press release issued on January 22, 2002)
(**) Excluding Indice Multimedia

Directories
Revenues from the Directories business were up 13 percent over 2000 to 837 million euros in 2001. Paper directories (Pages Jaunes and Indice Multimedia) enjoyed a 12-percent increase while revenues from online activities (Minitel and Internet) posted year-to-year revenue growth of 18 percent.

Usage of the paper versions of the residential and business directories rose 16 percent in 2001, reaching an average of 142 million consultations per month. This gives these directories the highest communications impact of any local media for smaller businesses. At the end of December 2001 the Pages Jaunes business directories had 540,000 advertisers in France and 646,000 in all of Europe.

Pagesjaunces.fr continued to record sustained growth with approximately 11 million accesses and more than 70 million page views in December 2001. Pages Jaunes counted 201,000 Internet advertisers and 28,000 sites created at December 31, 2001, underscoring the site's popularity in France. In Spain, Indice Multimedia launched QDQ.com in 2001, the online version of its directories.

Business Services

Business Services had revenues of 11 million euros in 2001, an increase of 25 percent. This business, which mainly comprises web agency and site hosting activities, was divested at the beginning of 2002 to France Telecom e-business. This transaction allows Wanadoo to focus on access solutions for businesses, along with creation of basic websites and registration of domain names (for full details of this transaction see press release issued on January 22, 2002). In France, Wanadoo has more than 600,000 small business subscribers to its Internet access service and has created some 28,000 websites.

3. Outlook

Wanadoo confirms its objective of achieving positive EBITDA for 2002.

Wanadoo also confirms its objective of being a European leader in the Internet and directories.

About Wanadoo

Wanadoo is one of Europe's top Internet companies. The group is successfully driving robust development in its different businesses as an ISP, a designer of portals and specialized websites, an e-merchant, a publisher of online and print directories, and a provider of Internet solutions for businesses.

With Wanadoo, France Telecom is building a european leader in the Internet and Directories.

Press Contacts:
Nilou du Castel
Tel. : +33 1 44 44 93 93
Email : nilou.ducastel@francetelecom.com

Caroline Ponsi
Tel.: +33 1 44 44 93 93
Email: caroline.ponsi@francetelecom.com

Analysts / Investor Relations
Vincent Gouley
Tel.: +33 1 58 88 75 68
Email: vincent.gouley@wanadoo.com

2001 revenues

(in millions of euros)	2001 (1)	2000	Growth
Internet Access, Portals and e-Merchant			
Total revenues	716	360	+99%
of which international (2)	183	61	+200%
Internet Access	564 (3)	276	+104%
Portals	115 (4)	63	+83%
e-Merchant	37	21	+73%
Directories and Business Services			
Total revenues	848	751	+13%
of which international (2)	51	8	NS
Directories	837 (5)	741	+13%
Business services	11	10	+25%
TOTAL REVENUES	**1,563**	**1,111**	**+41%**
of which international	**234**	**69**	**+239%**

(1) Proforma figures
(2) U.K., Spain, the Netherlands, Belgium and Morocco for Internet Access, Portals and e-Merchant activities, and Spain and Brazil for Directories
(3) Including 68 million euros in revenues from Freeserve Internet access service for ten months (March-December 2001)
(4) Including 29 million euros in revenues from Freeserve portals activities for ten months (March-December 2001)
(5) Including 31 million euros in revenues from Indice Multimedia for nine months (April-December 2001)

Wanadoo in 2001 – Key Indicators

Division	Indicator	December 2001	December 2000	Growth
Internet Access (1)	Total active customers (millions)	6.067 (2)	2.440	+149%
Portals (3)	Page views (millions per month)	1,288	528	+144%

e-Merchant	Monthly orders on alapage.com	201,833	83,000	+143%
Directories	Internet advertisers on pagesjaunes.fr	201,660	135,000	+49%

(1) France, Belgium, Morocco, the Netherlands and Spain in December 2000 and including the U.K. in December 2001

(2) including active subscribers to Freeserve for the past 30 days

(3) portals in France not including kompass.fr and Ridingzone in December 2000, and including the U.K. in December 2001

82-5150

wanadoo

Paris, April 16, 2002

INTENTED AGREEMENT ON SALE OF MYWEB TO WANADOO

The Managing Board of Macintosh Retail Group NV and Wanadoo S.A. have signed a letter of intent agreeing in principle on a 100% acquisition of MyWeb BV by Euronet Internet BV (a wholly owned subsidiary of Wanadoo S.A.). If the further discussions and the procedures to take place hereafter lead to a favourable result, a definitive agreement for the acquisition could be signed shortly. It is expected that the proceeds of the sale will partially offset the investments in MyWeb, which were written off in 2001, and therefore result in a book profit for Macintosh Retail Group in 2002.

MyWeb is a Dutch internet service provider with 340,000 registered members to date, of which 110,000 are active. MyWeb employs 10 people.

Macintosh Retail Group has decided to sell MyWeb due to the changing circumstances in the internet market, in which economies of scale for internet service providers are considered necessary to generate an acceptable return.

Wanadoo offers to consumers in the Netherlands a complete range of internet access for the residential market, including broadband internet and dial-up subscriptions. Wanadoo facilitates access to the web for its subscribers through its portal www.wanadoo.nl and offers a variety of services and information, divided into thematic channels. The Wanadoo portal is one of the top 10 Dutch portals.

If the parties reach definitive agreement for the acquisition of MyWeb, Wanadoo would strengthen its position as one of the top three Internet Service Providers in the Netherlands.

About Wanadoo

Wanadoo is one of Europe's top Internet companies. The group is successfully driving robust development in its different businesses as an ISP, a designer of portals and specialized websites, an e-merchant, a publisher of online and print directories, and a provider of Internet solutions for businesses.

With Wanadoo, France Telecom is building a european leader in the Internet and Directories.

Press Release

Wanadoo
Groupe France Télécom
Direction de la Communication
Direction de l'information

48 rue Camille Desmoulins
92 130 Issy-les-Moulineaux

Téléphone : 01 44 44 93 93
Télécopie : 01 44 44 80 34
e-mail : dircom@wanadoo.com

About Macintosh Retail Group

Macintosh Retail Group is listed on Euronext Amsterdam. As a large-scale non-food retailer Macintosh retail Group is specialised in the marketing and distribution of consumer products and services. Employing various store formulas, Macintosh Retail Group focuses on the Living, Fashion and Automotive & Telecom market sectors and operates in the Benelux, France and Germany. Every year over 100 million consumers visit Macintosh Retail Group's stores, of which there are almost 800 in total, having a total retail floor space of 491,000 m^2. Over 500 stores are located in town centres and the remainder at shopping centres on the outskirts of towns.
The Living sector consists of 137 home furnishing stores in the Netherlands, Belgium and France under the names Kwantum and GP Décors and 14 large-scale Piet Klerkx and Stoutenbeek furniture stores in the Netherlands.
The Fashion sector in the Benelux and Germany is made up of 233 shoe and sports stores of Dolcis, Manfield, Invito and Olympus / Pro Sport and 126 Superconfex and Bentex clothing stores.
Halfords and BelCompany are the shop formulas in the Automotive & Telecom sector with 275 stores in the Netherlands and Belgium.
In 2001 Macintosh Retail Group achieved consumer sales of E 973.3 million and net turnover of E 810.0 million, of which the Netherlands accounts for 83%, Belgium/Luxembourg for 13% and France/Germany for 4%.

<u>Press contacts</u>

- Nilou du Castel, nilou.ducastel@francetelecom.com
- Caroline Ponsi, caroline.ponsi@francetelecom.com

+33 1 44 44 93 93

<u>Investor Relations</u>

- Vincent Gouley, vincent.gouley@wanadoo.com

+ 33 1 58 88 75 68

<u>Macintosh Retail Group NV</u>

- P.T.A. Hünen, p.hunen@macintosh.nl

+31-43-3280725

ntl:business

freeserve
www.freeserve.com

Paris, May 13, 2002

Freeserve and NTL Business Sign Agreement to Deliver Broadband

- **UK's first wholesale deal for broadband cable access**
- **Freeserve Broadband available to significant new customer base later this year**
- **NTL Business secures position as UK's leading pioneer of end to end VISP solutions**

Freeserve, the UK's leading ISP-Portal, and NTL Business, a leading national and local provider of integrated communications, have today announced an agreement to deliver Freeserve Broadband via NTL's next-generation cable network. This is the first time a UK ISP and a broadband cable network operator have worked together to develop a wholesale broadband cable proposition.

The non-binding memorandum of understanding is in line with Freeserve's broadband strategy to be platform-agnostic and to obtain distribution to the mass consumer market through the most important channels. The agreement with NTL Business will enable Freeserve to provide a 512kbps broadband service over NTL's world-class network.

The development of an on-net wholesale broadband product is an important addition to the existing services that NTL Business offers its ISP customers and is a clear example of the company's commitment to partner with ISPs. Freeserve Broadband via the NTL cable will be available as part of a bundle with digital TV and telephony from NTL Home, and will serve to introduce Freeserve customers to the value of the bundle as well as to the best broadband technology.

Freeserve will manage the sale and delivery of NTL Business-approved cable modems through online and in-store distribution channels and provide both billing and technical support to customers of the Freeserve Broadband cable service. Product and technical specification will mirror NTL's existing residential broadband 512kbps service.

Freeserve will announce residential pricing later this year. NTL Business and Freeserve have agreed to ensure that Freeserve Broadband will be competitive with alternative broadband offerings in the marketplace.

John Pluthero, Chief Executive Officer of Freeserve, commented: "This agreement gives Freeserve unrivalled options for the distribution and availability of Freeserve Broadband, complementing what we already have in place for DSL.

"Consumers in NTL's broadband cable franchises are now free to choose Freeserve Broadband as part of bundles with cable telephony and TV packages. Plus, we now have a way of capturing existing Freeserve customers in NTL broadband areas with our own fast-speed cable offer."

Mike Wagner, Managing Director of NTL Business, said: "As the leading provider of infrastructure for ISPs in the UK NTL Business believes in partnerships. We've worked with Freeserve to develop a wholesale broadband service that benefits both the ISP and the customer surfing at home. We built our network to carry broadband services, and this represents a great opportunity for our ISP customers. We're opening the door to offer the best choice and best quality broadband services."

Freeserve Broadband will be available later this year to NTL's 6 million broadband-enabled households, providing them with another broadband cable choice in addition to NTL's existing residential broadband services.

More on Freeserve

- Freeserve Broadband is already available via ADSL to a potential 60 per cent of UK households, and on April 24 Freeserve became the first ISP to offer a complete broadband connection pack in shops by launching its broadband installation package in Dixons, PC World, Currys and The Link stores across the UK.

- Freeserve is running a special introductory price offer of £84.99 for the pack, which includes a modem, plus £29.99 per month for fast-speed, always on broadband access.

- Freeserve is the leading Internet service provider with an integrated offering of UK-focused content, e-commerce and services and Internet access. Freeserve has 2.478 million active registered accounts and 5.988 million* unique users. In February 2002, Freeserve was named Best National Consumer ISP by the UK's Internet Service Provider Association.

- Freeserve is part of Wanadoo SA, a leading European online media and services company which has as its major shareholder France Telecom, one of the world's leading telecommunications companies. Wanadoo SA has operations in France, Spain, the Netherlands, Belgium and Morocco. Including Freeserve, Wanadoo S.A has over 6 million active registered users.

- Freeserve was launched in September 1998 as part of Dixons, Europe's leading consumer electronics retailer. Dixons Group remains a minority shareholder in Wanadoo S.A and Freeserve distributes its access software in the UK through Dixons' network of over 1,000 Dixons, Currys, PC World and The Link stores.

  *NetValue, March 2002

More on NTL

- NTL offers a wide range of communications services to homes and business customers throughout the UK, Ireland, Switzerland, France, Germany and Sweden. Over 20 million homes are located within the NTL's group franchise areas, covering major European cities including London, Paris, Frankfurt, Zurich, Stockholm, Geneva, Dublin, Manchester and Glasgow. NTL and its affiliates

collectively serve over 8.5 million residential cable telephony and Internet customers.

- In the UK, over 11 million homes are located within NTL's fibre-optic broadband network, which covers nearly 50% of the UK including, London, Manchester, Nottingham, Oxford, Cambridge, Cardiff, Glasgow and Belfast. NTL Home now serves around 3 million residential customers.

- NTL Business is a £600 million operation and customers include Royal Bank of Scotland, Tesco, Comet, AT&T and Orange. NTL offers a broad range of technologies and resources to provide complete multi-service solutions for businesses from large corporations to local companies.

- NTL Broadcast has a 47-year history in broadcast TV and radio transmission and helped pioneer the technologies of the digital age. 22 million homes watch ITV, C4 and C5 thanks to NTL's broadcast transmitters. With over 2300 towers and other radio sites across the UK, NTL also provides a full range of wireless solutions for the mobile communications industry.

- NTL currently offers 3 residential broadband products; 1Mb, 512k and 128k broadband. The 1Mb service appeals to those people for whom only the best will do, for £49.99 a month. The 512K service at £24.99 a month is targeted at experienced Internet users who want first class performance, and the £14.99 128K is a mass market broadband service designed as a first step onto the broadband ladder, introducing a wider audience to the benefits of the broadband environment.

Contacts:

Investor Relations
Vincent Gouley
Tel: +33 1 58 88 75 68
vincent.gouley@wanadoo.com

Press Contacts
Paul Barker
Tel: +44 1442 355764
paul.barker@freeserve.com

Estelle Rozine/Nilou du Castel
+33 1 44 44 93 93
estelle.rozine@francetelecom.com
nilou.ducastel@francetelecom.com

wanadoo

82-5150

[redacted]

Paris, May 16, 2002

Wanadoo and OD2 to roll out subscription music service to Wanadoo's 5.75 million customers in France and UK

Wanadoo today announces an agreement with On Demand Distribution (OD2), the leading European distributor of digital music, to offer an online music subscription service to the 5.75 million customers of Wanadoo in France and in the UK.

The service, powered by OD2, will offer music from artists signed to some of the world's leading music labels, including BMG, Warner Music, Mushroom, Telstar, V2 and Ministry of Sound, along with tracks from many independent record labels. OD2 plans to announce even more agreements with labels to add to this service imminently.

Customers of Wanadoo in France and Freeserve in the UK will be offered a choice of options to suit their music and subscription preferences, including:

- Subscription by genre - customers subscribe to a monthly play list comprised of music from a wide choice of genres. Tracks are refreshed at least once a month and can be streamed or downloaded at any time during a 30-day period

- Personal play list - customers browse the entire catalogue of music. Tracks can either be streamed or downloaded and accessed for 30 days, after which customers update their collection with new tracks as old ones time out

- Permanent downloads - customers select from an extensive catalogue of music and download tracks to portable music devices, such as MP3s players, or for burning up to one copy onto a CD.

Consumers of the new service in France and the UK will be offered the Download Manager to automatically download music of their choice, and music recordings will be encoded in the Microsoft Windows Media Audio format and secured with Microsoft DRM technology.

The new subscription services will launch on Freeserve in early summer and to customers of Wanadoo in France later this year, with basic subscription packages starting at 8 Euros (£5) per month.

Press Release

Music has been identified as a key component in the Wanadoo Group strategy to offer strongly branded combinations of high quality access and premium content through uncomplicated online payment solutions and leading retail distribution channels.

Wanadoo is rolling out high-speed broadband Internet to consumers in both France, the Netherlands, Spain, Belgium, and in the UK through Freeserve, enhancing consumers' experience of new digital content products.

Nicolas Dufourcq, Chief Executive Officer of Wanadoo Group, said:

"Today's announcement marks a very exciting first step for Wanadoo into the dynamic marketplace of digital music distribution. The groundwork for this project has tapped in to the vast resource we have available in Wanadoo, and opens up the possibility of digital music distribution across a variety of platforms, including broadband, with a true pan-European reach."

Charles Grimsdale, CEO of OD2 said:

"If the music industry is to continue to flourish, then the need to establish legitimate platforms for the digital downloading of music is greater than ever before. We are extremely pleased to be associated with two major portals of the calibre of Wanadoo and Freeserve, and believe that this exciting new service will dramatically change the way their customers listen to and buy music on the Internet."

Notes for Editors

About Wanadoo Group

Wanadoo, a subsidiary of France Telecom, is a European leader of Internet services and directories with more than 6.5 million active customers and 645.000 advertisers as at March 31 2002. Wanadoo is the number one Internet Access provider in France and the UK, two of Europe's top three Internet markets, and is present in Spain, the Netherlands and Belgium. Wanadoo is focusing its Internet business on broadband services where the group counts close to 700,000 subscribers and online directories—with more than 212 000 advertisers. For more complete information on Wanadoo please visit: www.wanadoo.com.

About OD2

OD2, a small independent company formed in Bristol in 1999 (now with offices in London, Paris and Cologne), currently lead the way in secure digital downloading of music. Despite their repeated intentions to lead the online distribution revolution, the music industry backed goliaths, MusicNet and PressPlay, have yet to go online outside of North America, where they run a limited service. OD2 started providing secure digital downloads almost two years ago. The OD2 distribution service has now been embraced by numerous major and independent record companies throughout the world and OD2 are now widely recognised as European market leaders and one of the world's driving forces in digital

download distribution. The company was confounded in November 1999 by Peter Gabriel (musician, writer and video maker) and Charles Grimsdale (IT executive). The management team has extensive experience of both the music industry and the development and delivery of complex IT system and services.

Contacts:

Press Contacts

- **UK**

OD2 - Caroline Turner/Joe O'Neil, Hyperactive Publicity, +44 20 8968 5480

Freeserve - Amanda Dwyer, +44 20 7553 4994

- **France**

OD2: Stan Hintzy, +33 1 43 71 71 51, sh@od2.com

France Telecom - Estelle Rozine/Nilou du Castel, +33 1 44 44 93 93

Investor Relations

Wanadoo - Vincent Gouley, +33 1 58 88 75 68, vincent.gouley@wanadoo.com

Freeserve – Paul Barker, +44 1442 355764, paul.barker@freeserve.com

wanadoo

Paris, July 16, 2002

Wanadoo Revenues Advance 33 percent for first-half 2002

- **Half of Wanadoo's 6.8 million customers are now outside of France, confirming its strong European foundations.**
- **With more than 830,000 broadband subscribers, Wanadoo figures among the leaders in Europe's broadband Internet market.**

Wanadoo had consolidated revenues of 918 million euros for the six months ended June 30, 2002, up 33 percent over the first half of 2001. Revenues from the second quarter of 2002 advanced 35 percent over the year-earlier period to 507 million euros.

On a proforma basis, using a comparable scope of consolidation, Wanadoo's revenue growth was 27 percent (not including Freeserve and Indice Multimedia, consolidated as of March 1, 2001 and April 1, 2001, respectively, and not including the Business Services segment and the Brazilian firm Telelistas, which were deconsolidated as of January 1, 2002). Proforma revenues for the second quarter of 2002 were up 32 percent.

On a proforma basis, using a comparable scope of consolidation, revenues from the Access, Portals and e-Merchant segment rose 52 percent between the first-half 2001 period and the first half of 2002. This increase reflects the robust 69-percent increase in revenues from Internet Access, led by a tripling of the broadband subscriber base in Europe. In directories, using a comparable scope of consolidation, Wanadoo posted growth of 7 percent for the first six months of 2002. This performance was led by Internet directories, which recorded growth of 45 percent for the period. Online activities (access, online advertising, e-merchant, Internet and Minitel directories and website creation) accounted for 65 percent of Wanadoo's consolidated revenues for the six months ended June 30, 2002, up from 54 percent for the year earlier period.

Commenting on these results, Nicolas Dufourcq, Chairman and CEO of Wanadoo, said: "All our businesses turned in a solid performance for the first half of 2002. These results clearly demonstrate the Internet is a daily part of the lives of millions of people across Europe. In access and directories in particular, half of our customers now live outside France."

Wanadoo
Groupe France Télécom
Direction de la Communication
Direction de l'information
48 rue Camille Desmoulins
92 130 Issy-les-Moulineaux
Téléphone : 01 44 44 93 93
Télécopie : 01 44 44 80 34
e-mail : dircom@wanadoo.com

wanadoo

Consolidated Operating Revenues for 6 Months Ended June 30, 2002

(in millions of euros)	1st-Half 2001	1st-Half 2002	Change	Change on a proforma basis (1)
Internet Access, Portals, e-Merchant ***of which International (2)***	**305** ***76***	**516** ***164***	**69%** ***117%***	**52%** ***46%***
Access	243	459	89%	69%
Portals	49	40	-18%	-37%
e-Merchant	13	17	32%	32%
Directories and Business Services ***of which International (3)***	**384** ***27***	**401** ***22***	**5%** ***-17%***	**7%** ***NS***
Directories	379	401	6%	7%
Business Services	4	-	NS	NS
Other	0	0	NS	NS
Total Wanadoo revenues ***of which international***	**689** ***102***	**918** ***186***	**33%** ***82%***	**27%** ***46%***

(1) excluding Freeserve and Indice Multimedia (acquired at the beginning of 2001) and excluding Telelistas and Business Services (businesses divested in January 2002)
(2) U.K., Spain, the Netherlands, Belgium and Morocco
(3) Spain and Brazil in 2001, Spain only in 2002

Internet Access, Portals, e-Merchant sites: revenues up 69 percent for first-half 2002

The segment comprising Internet Access, Portals and e-Merchant sites had revenues of 516 million euros for the first half of 2002, an increase of 69 percent over first-half 2001. For the second quarter of 2002, revenues for this segment totaled 267 million euros, an increase of 55 percent over the 2001 period.

On a proforma basis, using a comparable scope of consolidation (i.e. excluding Freeserve, which was consolidated as of March 1, 2001), revenues increased 52 percent over first-half 2001, with 32 percent of revenues during the six-month period coming from operations outside of France.

Growth in revenues from the Internet Access, Portals and e-Merchant businesses derived from the following factors:

- **A strong rise in the number of subscribers to Wanadoo's broadband services in Europe,** representing 833,000 customers at the end of June 2002, compared with 270,000 customers at the end of June 2001. For the first six months of 2002, 38 percent of the net increase in Wanadoo's subscriber base came from broadband

Wanadoo
Groupe France Télécom
Direction de la Communication
Direction de l'information
48 rue Camille Desmoulins
92 130 Issy-les-Moulineaux
Téléphone : 01 44 44 93 93
Télécopie : 01 44 44 80 34
e-mail : dircom@wanadoo.com

wanadoo

customers in Europe. Broadband subscribers represented 12 percent of Wanadoo's total active customer base in Europe at the end of June 2002, up from 5 percent at the end of June 2001. At June 30, 2002 Wanadoo had 631,000 broadband subscribers in France, of which 580,000 for its ADSL service. Outside of France, Wanadoo had 202,000 broadband subscribers of which 88,000 used its ADSL service at the end of June 2002.

- **Continued growth in Freeserve's subscriber base in the United Kingdom.** Freeserve had 2.49 million active subscribers at end June 2002, compared with 2.03 million at end June 2001. At June 30, 2002, Freeserve had 793,000 subscribers to pay services via low-speed dial-up connections, up from 532,000 at end June 2001. This represents a 49-percent increase in the number of high value-added customers in one year.

- **Ongoing growth in the number of active subscribers to Wanadoo services in France and the rest of continental Europe.** In France, Wanadoo had 3.42 million active subscribers at June 30, 2002, up from 2.33 million at end June 2001 (this represents a 68-percent increase). For the rest of continental Europe, the active subscriber base rose from 822,000 at the end of December 2001 to 921,000 at June 30, 2002. Wanadoo added subscribers in all its markets. Spain had 488,000 active subscribers at end June 2002, compared with 413,000 at end December 2001. The Netherlands and Belgium had 424,000 subscribers at the end of the period (not including 113,000 active customers on MyWeb), compared with 399,000 at end June 2001.

- **Growing e-Merchant business.** Alapage.com, which sells books, CDs, films and other products online, had a 32-percent increase in revenues, mostly reflecting a rise in the total number of orders, as well as the average purchase amount.

Wanadoo continued to grow the audience on its portals and sites, reaching 1.46 billion pages viewed in June 2002, compared with 1.09 billion in June 2001. For the first six months of 2002, Wanadoo's Portal businesses in Europe recorded revenues of 40 million euros. This figure includes 23 million euros from online advertising – stable in comparison with the first half of 2001 - and 17 million euros from content production (down 34 percent versus first-half 2001). The decrease in revenues from content production is essentially due to the delayed broadcasting by television channels of certain audiovisual programs produced by FIT Production.

Directories and Business Services: revenues up 5 percent for first-half 2002

The Directories and Business Services segment had consolidated revenues of 401 million euros for the first six months of 2002, up 5 percent over first-half 2001. The rise in Revenues is due to the change in the publishing date of certain hardcopy directories between the first and the second quarter 2002. Revenues from the Directories and Business Services were 240 million euros for the second quarter, up 19 percent over the year-earlier period.

On a proforma basis using a comparable scope of consolidation (not including Freeserve and Indice Multimedia portals (consolidated as of April 1, 2001), or business services and

wanadoo

Telelistas, which were deconsolidated as of January 1, 2002), revenue growth for the Directories segment was 7 percent for first-half 2002 over first-half 2001.

The key indicators for the Directories segment continued to register growth:

- **Revenues from online directories in France rose 12 percent** (advertising and website creation, integrating Minitel and Internet activities) between June 30, 2001 and June 30, 2002, reaching 99 million euros. Revenues from pagesjaunes.fr jumped 45 percent while revenues from website creation advanced 28 percent. The number of Internet advertisers on pagesjaunes.fr reached 223,000 at June 30, 2002, compared with 174,000 at end June 2001.

- **The qdq.com online directory in Spain gained momentum.** The site, the equivalent of pagesjaunes.fr, now counts 500,000 unique visitors and 5 million page views per month. More than 3,000 advertisers have already been won over by qdq.com, whose service proposing photos of city street addresses will be enriched in the coming months.

Growth in Wanadoo Key Indicators
June 2001/June 2002

Division	Indicator	End June 2001	End June 2002	Change
Internet Access	Active customers (in millions)	5.024	**6.831(*)**	+36%
Portals	Pages viewed (in millions per month)	1,087	**1,462**	+34%
e-Merchant	Orders per month on alapage.com (in thousands)	44	**47**	+7%
Directories	Advertisers on pagesjaunes.fr (in thousands)	174	**225**	+29%

(*) not including the 113,000 active subscribers of MyWeb in the Netherlands

About Wanadoo

Wanadoo is the Internet unit of France Telecom. In the six years since its founding, Wanadoo has become one of Europe's top Internet companies, with operations in six countries. At the end of June 2002 Wanadoo had more than 6.8 million active subscribers including more than 800,000 broadband customers. It is the largest ISP in France (3.4 million active customers) and in the U.K. (2.5 million active customers). Wanadoo is also No. 1 in online directories in France, with more than 220,000 advertisers on its pagesjaunes.fr directory portal, and is No. 2 in Spain with directory publisher Indice Multimedia.

wanadoo

Wanadoo brings its customers the best of the Internet, with practical communications resources and useful services available on a variety of general interest and themed portals. The audience on Wanadoo sites is continually growing: currently, some two-thirds of French Internet users access a Wanadoo site daily.
"Positive Generation", Wanadoo's new baseline, symbolizes a new Internet attitude that is resolutely open to the world, optimistic and enterprising. The baseline will progressively be extended to all Wanadoo operations in Europe.

Press Contacts :
Nilou du Castel / Elisabeth Bozzi
Tel : 33 1 44 44 93 93
nilou.ducastel@francetelecom.com
elisabeth.bozzi@francetelecom.com

Investor Relations :
Vincent Gouley
Tel : 33 1 58 88 75 68
vincent.gouley@wanadoo.com

Wanadoo 82-5150

eresMas

Paris/Madrid, July 18, 2002

Wanadoo Becomes a Leader in Internet Access and Online Services Market in Spain and Number 2 Internet Services Group Europewide

- **Acquisition of Spanish ISP eresMas triples the size of Wanadoo's access and portal activities in Spain, with 1.5 million active access subscribers and 4.4 million unique portal users.**
- **Combined with QDQ's directories, Wanadoo thus creates a leading Internet and directories group in Spain.**
- **Wanadoo has secured a strategic alliance with the Auna Group companies through value-enhancing commercial and technical agreements.**
- **Already a top player in France and the U.K., Wanadoo gains a leadership position in high growth Spanish market.**
- **With nearly 8 million active subscribers, Wanadoo becomes the #2 ISP in Europe and is well positioned to capitalize on scale efficiency.**

Wanadoo today announced an agreement with Auna telecom group for the acquisition of 100% of Spanish ISP and portal eresMas in an all stock-for-stock transaction. This transaction will generate all the more substantial value for Wanadoo's shareholders given that it has secured long-term commercial and technical agreements with the Auna Group companies.

Auna Group is the second largest telecommunications provider in Spain, owned by SCH, Endesa and Union Fenosa. It operates through its subsidiaries Amena for mobile telephony, Retevision for the provision of fixed line services, and Auna Cable for the provision of cable services.

The transaction triples Wanadoo's size in Spain in terms of active subscribers. EresMas ranks as the #2 ISP with 1.03 million active access subscribers and the largest Internet audience in the country among local portals with 3.3 million unique visitors per month. With an established subscriber base, strong local content and branding, the combination of Wanadoo España and eresMas creates a leader in Internet access and online services in Spain. Spain is Europe's fifth-largest Internet market and one of the fastest growing. Internet penetration in Spain, currently below the European average is experiencing robust growth.

This acquisition is the latest manifestation of Wanadoo's strategy to provide integrated ISP, portal and directory services in attractive European markets, positioning Wanadoo as a leading Internet access and online services group. Wanadoo is now one of the leaders in three of Europe's largest Internet markets, with 3.4 million customers in France, 2.5 million in the U.K. and 1.5 million in Spain. Upon completion of the announced transaction, Wanadoo will rank #2 among European ISPs, with more than 7.8 million active subscribers.

Commenting on the acquisition, Wanadoo's Chairman and Chief Executive Officer, Nicolas Dufourcq said:
"Combining the strengths of Wanadoo España and eresMas will give a leadership position to the enlarged company. It will be ideally positioned to take a significant share of the Spanish broadband market. The benefits of today's transaction are economically compelling given the anticipated synergies resulting from the intended integration of Wanadoo España and

eresMas, as well as the extent of the commercial agreements signed with the Auna Group companies.

"Wanadoo is now a leader in three key European markets – France, the United Kingdom and Spain – with nearly 8 million customers across Europe. This transaction perfectly illustrates Wanadoo's strategy to seek leadership positions and scale efficiency in selected market places."

Antonio Anguita, Chief Executive Officer of eresMas, added:
"We are excited to join forces with Wanadoo España. We are also looking forward to keeping a close working relationship with the Auna Group companies in the context of a broad range of long-term strategic agreements which will maintain and strengthen the mutually beneficial commercial ties between our companies."

Paul Roche, Chief Executive Officer of Wanadoo España, added:
"The future of our business is broadband. The acquisition of eresMas ideally complements our strengths in this context, enlarging clients' base and the Portal and content offering."

In exchange for 100% of eresMas, Wanadoo will provide Auna with approximately 54 million newly-issued Wanadoo shares, valued at €255 million based on Wanadoo's last 20-day average price per share.

The final number of Wanadoo shares to be provided to Auna will based on Wanadoo's 20-day closing share price average on the date of calling the extraordinary meeting of Wanadoo shareholders to approve the transaction. This final number of Wanadoo shares is subject to a +/- 9% collar mechanism. The minimum and maximum number of new Wanadoo shares to be issued to Auna will be 50 and 60 million, respectively.

The acquisition of eresMas is conditional upon the approval of the transaction by an extraordinary meeting of Wanadoo shareholders and by the relevant competition authorities in Spain.

Transaction Rationale

- **Consolidates Wanadoo's position in the Spanish Internet market.** The acquisition of eresMas is an important step in Wanadoo's strategy of consolidating its position in the markets where it operates. In addition to its leadership positions in France and the United Kingdom, this transaction positions Wanadoo as one of the leaders in the Spanish Internet access and online services market.

- **Wanadoo triples its ISP subscriber base in Spain.** EresMas has 23% of the growing baes of Internet subscribers in Spain. This acquisition brings Wanadoo the full benefit of economies of scale that are critical in the ISP market, with an estimated share of 34% of all Spanish Internet subscribers. The enlarged Wanadoo España jumps from 488,000 to nearly 1.5 million customers (at the end of June 2002). Wanadoo gains substantial critical mass and becomes a leader in Internet access and online services in Spain.

- **Audience on Wanadoo sites in Spain multiplied by four in terms of unique visitors.** The eresMas acquisition gives Wanadoo a unified suite of portals and vertical sites that benefit from strong recognition. With one of the largest audiences in Spain among local portals and a reach of approximately 63%, the portals and websites developed by eresMas create an excellent fit with Wanadoo's access portal in Spain and the QDQ.com online directory site. With the eresMas acquisition, the enlarged Wanadoo España substantially increases its 1.1 million unique visitors per month, with eresMas's 3.3 million unique visitors.

- **Extensive, value-enhancing commercial and technical agreements with the Auna Group companies will boost value creation.** These long-term agreements, effective for the next three-to-five years, will complement and enrich the current relationship with Uni2, and secure significant commercial and technical benefits for Wanadoo in Spain.
    - **Network agreements.** Retevision will provide the enlarged Wanadoo España with network capacity for both broadband and narrowband, servers, billing, and customer care services. Retevision will not compete with Wanadoo in the provision of ADSL services to the retail consumer market in Spain.
    - **Content and advertising agreements.** Wanadoo has signed multi-platform content and value-added services provision agreements with the Auna Group's subsidiaries, Amena and Auna Cable: SMS alert, geolocation and broadband content. Wanadoo has signed a 12-month exclusive discussion agreement to build further commercial partnerships with Auna Cable.
      The Auna Group companies have committed a portion of their annual budget for online advertising to the enlarged Wanadoo España. The enlarged Wanadoo España will become the ad-sale agency of Retevision, Amena and Auna Cable websites.
      These agreements will generate approximately €30 to €40 million of cash revenues for the enlarged Wanadoo España over the next three years.
    - **Distribution.** The enlarged Wanadoo España will be able to market its products through the Auna Group Companies' extensive sales channel nationwide, including Amena and Retevision stores.
    - **Preferred supplier.** The enlarged Wanadoo España will become the preferred supplier of the Auna Group companies.

- **Significant synergy opportunities.** In addition to the Auna Group agreements, the transaction enables Wanadoo to generate increased revenues from economies of scale on platform software licenses, billing, distribution, content rights, etc. In addition, the enlarged Wanadoo España will seek opportunities for cross-selling and other synergies with QDQ directories, Spain's second largest directory business acquired by Wanadoo in 2001.

About Wanadoo

Wanadoo, a subsidiary of France Telecom, is one of Europe's leading Internet and directories companies with 6.8 million active subscribers, 16.6 million unique visitors per month and 650,000 local advertisers as of 30 June 2002. Wanadoo is a leading Internet media services provider in France, the U.K. and Spain, and is also present in the Netherlands and Belgium. Wanadoo is expanding its Internet operations through, amongst others, high speed Internet access with 833,000 cable and ADSL subscribers and through online directories with 225,000 online advertisers amongst SMEs. Wanadoo recorded €1.6 billion in revenues in 2001 and

Lehman Brothers has acted as sole strategic and financial advisor to Wanadoo in this transaction.

Management Presentation to be found on www.wanadoo.com

Press Contacts:

Nilou du Castel / Elisabeth Bozzi
Tel : +33 1 44 44 93 93
nilouducastel@francetelecom.com
elisabeth.bozzi@francetelecom.com

Anne-Marie Bérengier
Tel : +33 1 58 88 52 08
anne-marie.berengier@wanadoo.com

Analyst / Investor Relations:

Vincent Gouley
Tel: +33 1 58 88 75 68
vincent.gouley@wanadoo.com